BAKER & MⓋKENZIE

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		Phone	**Fax**
Date	March 4, 2005		
To	Roger Schwall, Division of Corporation Finance		202-942-9528
From	Lawrence B. Mandala	+1 214 978 3070	+1 214 978 3099
Client/Matter No.	24145762.15		
Pages (w/cover)	3		

Re: **Reef Global Energy Ventures II**
SEC File No. 333-122935

As we discussed, attached as <u>Exhibit A</u> is a list of the more significant changes between the Reef Global Energy Ventures offering that went effective in May 2001 and the offering described in the current Reef Global Energy Ventures II offering. Please feel free to give me a call if you want to discuss these changes further.

DALDMS/524539.1

Exhibit A

Significant Differences Between
the Reef Global Energy Ventures Registration Statement
and the Reef Global Energy Ventures II Registration Statement

Terms of the Offering

- The total offering amount is $200 million to be sold over a period of two years, which will begin on the date the Registration Statement is declared effective by the SEC. Reef Global Energy Ventures was a $100 million offering.

- The size of each partnership will range from $25 million to $50 million, with the first partnership, Reef Global Energy VI, L.P., being $50 million. Reef Global Energy Ventures was a series of up to ten limited partnerships of $10 million each, of which Reef Global Energy I-V, L.P. were formed.

- Each unit offered will be $25,000, with a minimum subscription amount of $10,000 (2/5th unit). The Reef Global Energy Ventures Units were $20,000 each with a $5,000 minimum offering amount.

- The partnerships will be sold in 2005, 2006 and 2007, with partnerships offered in 2005 and 2006 terminating on or before December 31st of that year, and partnerships offered in 2007 terminating no later than the second anniversary of the date the SEC declares the Registration Statement effective. As in the Reef Global Energy Ventures offering, only one partnership will be offered at a time.

- Eighty percent (80%) of the units sold in each partnership will be additional general partner units and twenty percent (20%) will be limited partner units. The Reef Global Energy Ventures partnerships were seventy-five percent (75%) limited partnership units and twenty-five percent (25%) general partner units.

Summary and Proposed Activities

- Reef has added a section to the summary entitled "About the Program" and a section entitled "Investment Objectives."

- Reef has expanded the proposed activities section to describe in greater detail the areas in which the partnerships intend to drill.

- Reef has revised the Registration Statement disclosure to reflect the fact that that the partnerships intend to drill primarily in the U.S and in U.S. waters in the Gulf of Mexico. The Reef Global Energy Ventures offering did not specify where most drilling would occur.

Assessments and Borrowings

- The partnerships will not have the ability to assess the partners. The Reef Global Energy Ventures offering allowed voluntary assessments.

- Each partnership may take non-recourse loans to finance additional partnership activities, subject to certain limitations. The Reef Global Energy Ventures offering did not allow any borrowing until all drilling had been completed.

- A partnership may sell production interests in partnership properties, with funds generated as a result of production payments used to finance subsequent operations, pay unexpected costs arising from partnership activities, and purchase additional properties on the partnership's behalf. This concept was not included in the Reef Global Energy Ventures offering.

Unit Purchase Program

- Reef, subject to certain qualifications, will offer to purchase up to 5% of the units per year pursuant to a set formula over a five year period from the offering termination date of each partnership. This concept was not included in the Reef Global Energy Ventures offering.

Prior Activities

- The prior activities tables have been revised but continue to include all NASAA guideline required information.

- The prior activities tables include multiple well oil and gas drilling programs sponsored by Reef and its affiliates. Information regarding prior single well drilling ventures and production purchase ventures sponsored by Reef and its affiliates was included in the Registration Statement for Reef Global Energy Ventures, but is now being omitted because those ventures had many different features and a different investment objective than Reef's multiple well ventures.

Immaterial Changes

- In addition, we have made language changes throughout the document, updated management biographies and ages, updated the tax section for changes in the law and to reflect the transaction, and rewrote the portion of the document following the Summary and Risk Factors so that the entire document is more in "Plain English." We have also updated all out of date information contained in the Reef Global Energy Ventures registration statement and brought current information regarding the costs incurred by prior ventures and the costs associated with this offering.